Aaron Izaguirre Work History

Coral Club
Owner and Director of Operations (2023-present)

Patterson House/Catbird Seat
Nashville, TN
General Manager (2021 - present)

Aaron started working in restaurants at the age of fifteen and over the next sixteen years has worked in almost every aspect of restaurant & bar operations. The last ten years of his experience has been focused on optimizing operations. He has overseen everything from casual dining, fine dining and even multi-unit establishments. His most recent experience has been as the Director of Operations for The Catbird Seat (a 20 seat, tasting menu restaurant) and The Patterson House (intimate speakeasy cocktail bar), both nationally recognized as leaders in the bar and restaurant field. His time in the restaurant industry has given him a love for "genuine hospitality" and providing impeccable guest experience.